                                                                 Exhibit (a)(1)



                              ACCRUE SOFTWARE, INC.

                        OFFER TO EXCHANGE ALL OUTSTANDING
                     OPTIONS UNDER THE ELIGIBLE STOCK PLANS
                            TO PURCHASE COMMON STOCK
              HAVING AN EXERCISE PRICE IN EXCESS OF $4.13 PER SHARE
               HELD BY CERTAIN EMPLOYEE OR DIRECTOR OPTION HOLDERS

================================================================================

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
                AT 6:00 P.M., CALIFORNIA TIME, ON MARCH 4, 2002,
                          UNLESS THE OFFER IS EXTENDED.

================================================================================

        Accrue Software, Inc. is offering to exchange for new options all outstanding options to purchase shares of our common stock granted under any of the Accrue Software, Inc. 1996 Stock Plan (the "1996 Stock Plan"), the Accrue Software, Inc. 1999 Directors' Stock Option Plan, the Accrue Software, Inc. 2000 Non-Executive Stock Option Plan, the Neovista Software, Inc. 1991 Incentive Stock Option Plan and the Neovista Software, Inc. 1991 Non-Qualified Stock Option Plan (collectively, the "Eligible Stock Plans") that have an exercise price in excess of $4.13 per share and are held by option holders who are our employees or directors on the date of the tender of the option and through the date of the grant of the new options. Options that are properly tendered and accepted will be canceled and exchanged for new options under our 1996 Stock Plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange, the related letter of transmittal and the related notice to withdraw tender (which together, as they may be amended, constitute the "offer").

        The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. All tendered options that are accepted by us through the offer will be canceled as soon as practicable after the date the offer ends. The offer is currently expected to expire on March 4, 2002 and we expect to cancel options on or about March 5, 2002, or as soon as possible thereafter. According to this schedule, we expect to grant new options on or about September 7, 2002 but no earlier than six months and one day from the actual date of cancellation.

        If you choose to tender any options you hold that are eligible for cancellation under this offer, you must tender all eligible options that you hold. Also, you may only tender full option grants. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Partial tenders of an option will not be accepted.

        This offer is not conditioned upon a minimum number of options being tendered. Participation in the offer is voluntary. This offer is subject to conditions which we describe in Section 6 below.

        If you tender an option for exchange as described in the offer and we accept your tendered option, we will, subject to the conditions described below, grant you a new option under the 1996 Stock

Plan and enter into a new option agreement with you. The exercise price per share of the new options will be the fair market value on the date of grant as determined in accordance with the 1996 Stock Plan, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. Each new option will have a vesting commencement date of September 30, 2001 and will vest at a rate of 1/3rd of the total shares underlying the option on the one year anniversary of the vesting commencement date and 1/36th of the total shares underlying the option at the end of each month thereafter.

        ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

        Shares of our common stock are quoted on the Nasdaq National Market under the symbol "ACRU." On January 30, 2002 , the last reported sale price of the common stock on the Nasdaq National Market was $0.61 per share. WE RECOMMEND THAT YOU EVALUATE CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK, AMONG OTHER FACTORS, BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. Please refer to Section 8 for a discussion of certain factors that could impact the exercise price per share of the new options and your ability to sell shares of our common stock.

        You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange, the letter of transmittal or the notice to withdraw tender to Ann Allison-Marsh at Accrue Software, Inc., 48634 Milmont Drive, Fremont, CA 94538 (phone: 510-580-4500).

                                    IMPORTANT

        If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Accrue Software, Inc., 48634 Milmont Drive, Fremont, CA 94538, Attn: Ann Allison-Marsh (fax: 510-580-4504).

        We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL OR THE RELATED NOTICE TO WITHDRAW TENDER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US. THIS OFFER TO EXCHANGE HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY FEDERAL OR STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE.

                                TABLE OF CONTENTS



SUMMARY TERM SHEET................................................................................................1

INTRODUCTION......................................................................................................9


THE OFFER........................................................................................................11

1.     Number of Options; Expiration Date........................................................................11
2.     Purpose of the Offer......................................................................................12
3.     Procedures for Tendering Options..........................................................................13
4.     Withdrawal Rights.........................................................................................14
5.     Acceptance of Options for Exchange and Issuance of New Options............................................15
6.     Conditions of the Offer...................................................................................16
7.     Price Range of Common Stock Underlying the Options........................................................18
8.     Source and Amount of Consideration; Terms of New Options..................................................18
9.     Information Concerning Accrue Software, Inc...............................................................24
10.    Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.................26
11.    Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.......................27
12.    Legal Matters; Regulatory Approvals.......................................................................28
13.    Material U.S. Federal Income Tax Consequences of Grants and Exercises under the 1996 Stock Plan and of the Exchange................................................................................28
14.    Material Tax Consequences for Employees Who Are Tax Residents in the United Kingdom, Germany,
              France and Canada..................................................................................30
15.    Extension of Offer; Termination; Amendment................................................................34
16.    Fees and Expenses.........................................................................................35
17.    Additional Information....................................................................................36
18.    Miscellaneous.............................................................................................37


SCHEDULE A      Information Concerning the Directors and Executive Officers of Accrue Software, Inc. ...........A-1

                               SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal and notice to withdraw tender because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange, the letter of transmittal and the notice to withdraw tender. We have included section references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

WHAT SECURITIES ARE SOUGHT IN THE OFFER?

        We are offering to exchange all outstanding, unexercised stock options held by eligible employees or directors having an exercise price in excess of $4.13 per share which are outstanding under an Eligible Stock Plan for new options under the 1996 Stock Plan. (Section 1)

WHAT ARE THE CONDITIONS TO THE OFFER?

        The offer is not conditioned upon a minimum number of options being tendered. Participation in the offer is voluntary. The offer is subject to a number of conditions, including the conditions described in Section 6 below. (Section 6)

WHY IS THE OFFER BEING MADE?

        We believe that stock option grants facilitate employee retention and our ability to maintain the continued service of certain directors and therefore provide incentive for high performance. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees and certain directors with the benefit of owning options that over time may have a greater potential to increase in value and improve performance incentives thereby increasing stockholder value. (Section 2)

WHO IS ELIGIBLE TO PARTICIPATE?

        To receive a grant of new options pursuant to the offer and under the terms of the 1996 Stock Plan, you must be an employee or director of Accrue Software continuously from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. If for any reason you are not an employee or director of Accrue Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender. (Sections 1, 5)

ARE EMPLOYEES OUTSIDE THE UNITED STATES ELIGIBLE TO PARTICIPATE?

        Yes, all employees outside the United States are eligible to participate subject to the terms and conditions of the offer. If you are a resident for tax purposes of a jurisdiction outside the United States, please be sure to read Section 14, which discusses certain tax consequences for tax residents outside of the United States. (Section 14)

HOW MANY SHARES WILL UNDERLIE THE NEW OPTIONS I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

        Subject to the terms of this offer, we will grant you new options to purchase the number of shares of our common stock that is equal to the number of shares of common stock subject to the options you tender. All new options will be granted under our 1996 Stock Plan and will be subject to the terms and conditions of the 1996 Stock Plan and a new option agreement between you and us. You must execute the new option agreement before receiving your new options. (Sections 1, 5)

WHEN WILL I RECEIVE MY NEW OPTIONS?

        We expect to grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. If we cancel tendered options on March 5, 2002, which is the day after the scheduled expiration date of the offer, the grant date of the new options would be on or after September 7, 2002. (Sections 3, 5)

WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

        If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases and decreases in the price of our common stock as a compensation expense against our earnings for the new options. We would have to continue this variable accounting for the new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. We do not currently expect to grant the new options earlier than such time, however, the board of directors may decide in the future, if necessary to retain the Company's employees to grant some or all of the new options before such date. By deferring the grant of the new options for at least six months and one day, we believe we will not have to treat the new options as variable awards. (Section
11)

IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

        If we accept options you tender in the offer, you may not receive any other option grants before you receive your new options. We may defer, until the grant date for your new options, the grant of other options to you, such as annual, bonus or promotional options, for which you would otherwise be eligible before the new option grant date. The reason we would defer the grant to you of these other options is that we could incur compensation expense against our earnings because of accounting rules that would apply to the interim option grants. If we determine that we would incur this compensation charge as a result of interim option grants, we expect that we will defer the interim option grants. (Section 11)

WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELED OPTIONS?

        Yes. Options tendered by you as of the expiration date of the offer will be canceled as soon as practicable after the expiration date. You will no longer have any rights under the canceled options. (Sections 5, 11)

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

        The exercise price per share of the new options will be the fair market value on the date of grant, as determined in accordance with the 1996 Stock Plan, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. Accordingly, we cannot predict the exercise price of the new options. The exercise price of any option you tender must be in excess of $4.13 per share. On January 30, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $0.61 per share. Because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We recommend that you evaluate current market quotations for our common stock, among other factors, before deciding whether to tender your options.

        Our 1996 Stock Plan provides that, if our common stock is not quoted on the Nasdaq National Market, or if it is regularly quoted without selling prices by a recognized securities dealer, the fair market value of the common stock on the date of grant will be the mean between the high bid and low asked prices on that date (or if no bids occurred on the date of grant, on the last trading day prior to the date of grant). In the absence of an established market for our common stock, the board of directors will determine the fair market value of the common stock in good faith. (Sections 7, 8)

WHEN WILL THE NEW OPTIONS VEST?

        Each new option will have a vesting commencement date of September 30, 2001 and a three year vesting schedule, with 1/3rd of the options vesting on the first anniversary of the vesting commencement date and 1/36th of the options vesting at the end of each succeeding month for the next 24 months. Each new option will also provide for the vesting of an additional 25% of the shares subject to the new option in the event the optionholder's employment or director relationship with the Company is terminated without cause in connection with or within three months following the sale or merger of the Company. The vesting schedule of the new option means that the total number of shares vested under the new option as of the date of grant may not be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms. (Section 8)

DOES THE NEW GRANT DATE OF THE NEW OPTIONS MEAN THAT I WOULD HAVE TO WAIT A LONGER PERIOD BEFORE I CAN PURCHASE COMMON STOCK UNDER MY OPTIONS?

        It is possible that you will have to wait longer to exercise your new option than you would have to exercise your tendered options. You will not be able to exercise tendered options from the date of cancellation and you will not be able to exercise new options until later of the date of grant, which will be at least six months and one day after the date of cancellation, or September 30, 2002. If for any reason you are not an employee or director of Accrue Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender. (Section 8)

WHAT IF THERE IS A STOCK SPLIT, OR A LIQUIDATION, OR A MERGER OR ACQUISITION?

        If there is a change in our capitalization such as a stock split, reverse stock split, stock dividend or other similar event, which results in an increase or decrease in the number of issued and outstanding shares without receipt of consideration by us, an appropriate adjustment will be made to the price of each option and the number of shares subject to each option.

        In the event of the proposed dissolution or liquidation of Accrue Software, each option under the 1996 Stock Plan will terminate unless otherwise provided by the administrator of the 1996 Stock Plan. If we sell all or substantially all of our assets or if we are acquired by another entity, the acquiror may assume or substitute the outstanding options under the 1996 Stock Plan, or the acquiror may refuse any such assumption or substitution, in which case the outstanding options will terminate.

        You should be aware that a proposed or consummated merger, acquisition or similar transaction could have substantial effects on our share price, including potentially substantial appreciation in the price of our shares. Depending on the structure of this type of transaction, tendering option holders might be deprived of any further price appreciation in the shares associated with the new options. For example, if our shares were acquired in a cash merger, the fair market value of our shares, and hence the price at which we grant the new options, could be a price at or near the cash price being paid for the shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. In addition, in the event of an acquisition of our company for stock, tendering option holders might receive options to purchase shares of a different issuer. (Section 8)

WILL MY NEW OPTIONS BE EXERCISABLE FOR A SECURITY THAT IS TRADED ON THE NASDAQ NATIONAL MARKET?

        Your outstanding options under an Eligible Stock Plan are exercisable for shares of our common stock, which currently is traded on the Nasdaq National Market. Companies listed on the Nasdaq National Market are required to maintain a number of eligibility requirements, including the requirement that a company's stock maintain a minimum bid price of at least $1.00 per share and that the market value of the company's public float (the outstanding shares not held by the company's insiders) be at least $5 million. If a company's stock trades for 30 consecutive business days below the minimum bid price or minimum market value of public float, the Nasdaq Stock Market will send a deficiency notice informing the company that it has 90 calendar days to regain compliance, and if compliance is not regained then a process will begin that could result in delisting from the Nasdaq National Market.

        Since March 6, 2001, our common stock has failed to maintain a minimum bid price of $1.00 per share for at least 10 consecutive days, which has caused our stock price to fail to meet one of the minimum standards required by Nasdaq for continued listing as a Nasdaq National Market security. On July 19, 2001, we received a letter from Nasdaq stating that because of this failure to comply with the $1.00 minimum bid price requirement, our common stock was subject to delisting. We appealed that determination and following a hearing on August 31, 2001, a Nasdaq Listing Qualifications Panel granted our request to stay delisting so that we could, subject to stockholder approval, effect one or more reverse stock splits to seek to maintain the listing of our common stock on the Nasdaq National Market. Our stockholders subsequently approved the reverse stock split proposals at our annual meeting held on September 21, 2001. Effecting a reverse stock split has not been necessary, however. On September 27, 2001, the Nasdaq Stock Market, Inc. announced that it was implementing an across-the-board moratorium on the minimum bid requirements for continued listing on Nasdaq until January 2, 2002. The moratorium also removed from the delisting process companies such as Accrue Software that were already in the hearings process. As a result of the Nasdaq action on September 27, 2001, it has not been necessary to effect one or more reverse stock splits to attempt to increase the minimum bid price of our common stock.

        However, on January 2, 2002, the Nasdaq discontinued the moratorium on the minimum bid price requirements for continued listing. If our common stock continues to trade at prices below $1.00 per share for 30 consecutive business days after January 2, 2002, we may again become subject to the delisting process. It is possible, therefore, that we could be delisted from the Nasdaq National Market before the grant date of the new options. However, if we were to receive a deficiency notice from the Nasdaq Stock Market as a result of our extended failure to meet the minimum bid price requirement for listing on the Nasdaq National Market, we would take all reasonable measures to regain compliance possibly including effecting one of more of the stockholder approved reverse stock split proposals, which may be implemented by us at any time prior to September 21, 2002. Our listing on the Nasdaq National Market is highly important to us.

        Note that delisting alone would not prevent the grant of new options in exchange for tendered options that have been accepted and canceled; however, the new options would not be exercisable into securities that are traded on the Nasdaq National Market on the date of grant. Any market on which our common stock would then be traded would likely be a less liquid market than the Nasdaq National Market, meaning that there would be fewer buyers and sellers, which could adversely affect your ability to sell the shares of our common stock you would acquire if you were to exercise new options granted to you. (Section 8)

IF I CHOOSE TO TENDER AN OPTION, DO I HAVE TO TENDER ALL OF MY OPTION SHARES?

Note that each option granted, regardless of the number of shares subject to that option, is referred to as a single option. You may have been granted an option on more than one occasion, in which case you would have several option grants, or options. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Partial tenders of an option will not be accepted. If you have more than one option grant, and you choose to tender any options you hold that are eligible for cancellation under this offer, you must tender all eligible options that you hold. For example, if you have three options which were granted on different days, (September 26, 2000 with an exercise price of $13.00, October 16, 2000 with a exercise price of $6.50 and November 20, 2000 with an exercise price of $3.00, respectively), and you accept the offer, you must exchange all of the options granted on September 26, 2000 and October 16, 2000. You will not be able or required to exchange the option granted on November 20, 2000 because it is not eligible for the offer. (Section 5)

IF I TENDER AN OPTION THAT HAS BEEN PARTIALLY OR FULLY EXERCISED, WILL I RECEIVE A NEW OPTION REPLACING SHARES ISSUED UPON THE EXERCISE?

        We are offering to exchange outstanding, unexercised stock options. Options that are tendered that have been partially exercised will be accepted only with respect to the remaining outstanding option shares that have not been issued upon the exercise. Options that have been fully exercised are not outstanding and will not be accepted. (Section 5)

WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

        If you exchange your current options for new options, under current U.S. tax law the exchange would be treated as a non-taxable exchange and you would not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. Further, at the time of grant of the new options, under current U.S. tax law the grant of options is not recognized as taxable income and you would not be required to recognize income for U.S. federal income tax purposes. Foreign tax jurisdictions will have different consequences for tax residents in those jurisdictions. We strongly recommend that you consult with your own tax advisor to determine the tax consequences of participating in the offer. (Sections 13, 14)

IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

        If your current options are incentive stock options, your new options will be granted as incentive stock options to the extent that they qualify as incentive stock options under the U.S. tax laws in effect on the date of grant. For options to qualify as incentive stock options under current U.S. tax law, the fair market value of shares subject to incentive stock options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as shares having a value in excess of the dollar limitation are treated as a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under current law. Whether or not your new options qualify as incentive stock options depends, among other things, on the fair market value (which will generally equal the exercise price) of the shares subject to the new options on the date of grant and the exercise prices of any incentive stock options you hold and do not tender that first become exercisable during the calendar year of the grant date of the new options. Directors of Accrue Software who are eligible to receive new option grants and who are not employees of our company at the time of grant will be granted nonstatutory stock options. (Sections 8, 13)

WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

        Options that you choose not to tender for exchange or that we do not accept for exchange will remain outstanding in accordance with their terms. However, there is some risk that the tax qualification of any incentive stock options you have may be affected even if you decline to participate in the exchange. If the Internal Revenue Service characterizes the option exchange program as a "modification" of the incentive stock options that could be exchanged (whether or not actually exchanged), the required holding period of those options could be extended, causing a disposition of option shares prior to the lapse of the new holding period to be treated similarly to a disposition of shares acquired pursuant to a nonstatutory stock option, which is less favorable to the taxpayer than a disposition of shares acquired pursuant to an incentive stock option. Even if you choose not to exchange your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences of the disposition of shares received on exercise of your options. (Section 13)

WHEN WILL MY NEW OPTIONS EXPIRE?

        Your new options will expire ten years from the date of grant, or earlier if your employment or director relationship with us terminates before then. (Section 8)

WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

        The offer expires on March 4, 2002, at 6:00 p.m., California time, unless it is extended by us. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 6:00 a.m. on the next business day following the previously scheduled expiration of the offer period. (Sections 1, 15)

HOW DO I TENDER MY OPTIONS?

        If you decide to tender your options, you must deliver by mail, fax or hand delivery, before 6:00 p.m., California time, on March 4, 2002 , a properly completed and duly executed letter of transmittal and all other documents required by the letter of transmittal to Accrue Software, Inc., 48634 Milmont Drive, Fremont, CA 94538, Attn: Ann Allison-Marsh (fax: 510-580-4504).

        If we extend the offer beyond that time, you must deliver these documents before the extended expiration date and time of the offer.

        We reserve the right to reject any or all tenders of options that we determine are not timely or in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section
3)

DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

        You may withdraw your tendered options at any time before 6:00 p.m., California time, on March 4, 2002 . If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration date and time of the offer. In addition, you may also withdraw tendered options that are not accepted before 6:00 p.m., California time, on March 28, 2002. To withdraw tendered options, you must deliver by mail, fax or hand delivery prior to the expiration time and date, a properly completed and duly executed notice to withdraw tender, to Accrue Software, Inc., 48634 Milmont Drive, Fremont, CA 94538, Attn: Ann Allison-Marsh (fax: 510-580-4504). (Sections 3, 4)

AFTER I WITHDRAW TENDERED OPTIONS, CAN I CHANGE MY MIND AND DECIDE TO TENDER MY OPTIONS?

        After withdrawal of tendered options, you may change your mind and decide to tender your options at any time before the offer expires at 6:00 p.m., California time, on March 4, 2002. If we extend the offer beyond that time, you may decide to tender options at any time until the extended expiration date and time of the offer. Once you have withdrawn tendered options, you may re-tender those options only by again submitting a letter of transmittal, in accordance with the delivery procedures for an initial tender of options, that is clearly dated after the related notice to withdraw tender. (Sections 3, 4)

WHAT DOES MANAGEMENT AND THE BOARD OF DIRECTORS THINK OF THE OFFER?

        Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your options. You must make your own decision on whether or not to tender options. You should consult with your own tax, legal and financial advisors regarding the consequences of your decision on whether or not to participate in the offer to exchange. (Section 2, 18)

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

        For additional information or assistance, you should contact Ann Allison-Marsh at Accrue Software, Inc., 48634 Milmont Drive, Fremont, CA 94539 (phone: 510-580-4500, fax: 510-580-4504).

                                  INTRODUCTION

        Accrue Software, Inc. is offering to exchange for new options all outstanding options to purchase shares of our common stock granted under any of the Accrue Software, Inc. 1996 Stock Plan (the "1996 Stock Plan"), the Accrue Software, Inc. 1999 Directors' Stock Option Plan, the Accrue Software, Inc. 2000 Non-Executive Stock Option Plan, the Neovista Software, Inc. 1991 Incentive Stock Option Plan and the Neovista Software, Inc. 1991 Non-Qualified Stock Option Plan (collectively, the "Eligible Stock Plans") that have an exercise price in excess of $4.13 per share and are held by option holders who are eligible employees or directors. Only persons who are our employees or directors continuously from the date of the tender of their option and through the date of the grant of the new options are eligible employees. Options that are properly tendered and accepted will be canceled and exchanged for new options under our 1996 Stock Plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange, the related letter of transmittal and the related notice to withdraw tender (which together, as they may be amended, constitute the "offer").

        The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. All tendered options that are accepted by us through the offer will be canceled as soon as practicable after the date the offer ends. The offer is currently expected to expire on March 4, 2002 and we expect to cancel options on or about March 5, 2002, or as soon as possible thereafter. According to this schedule, we expect to grant new options on or about September 7, 2002 but no earlier than six months and one day from the actual date of cancellation.

        If you choose to tender any options you hold that are eligible for cancellation under this offer, you must tender all eligible options that you hold. Also, you may only tender full option grants. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Partial tenders of an option will not be accepted.

        This offer is not conditioned upon a minimum number of options being tendered. Participation in the offer is voluntary. This offer is subject to conditions that we describe in Section 6 below.

        If you tender an option for exchange as described in the offer and we accept your tendered option, we will, subject to the conditions described below, grant you a new option under the 1996 Stock Plan and enter into a new option agreement with you. The exercise price per share of the new options will be the fair market value on the date of grant as determined in accordance with the 1996 Stock Plan, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. Each new option will have a vesting commencement date of September 30, 2001 and a three year vesting schedule, with 1/3rd of the options vesting on the first anniversary of the vesting commencement date and 1/36th of the options vesting at the end of each succeeding month for the next 24 months.

        As of December 31, 2001, options to purchase 6,453,547 shares of our common stock were issued and outstanding under the Eligible Stock Plans. Of these options, options to purchase 1,681,923 shares of our common stock had an exercise price in excess of $4.13 per share and were held by option holders who were our employees or directors as of that date. The shares of common stock issuable upon exercise of options we are offering to exchange constitute approximately 26.06% of the total shares of common stock issuable upon exercise of all options issued and outstanding under the Eligible Stock Plans as of December 31, 2001.

                                    THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE.

        Upon the terms and subject to the conditions of the offer, we will exchange for new options all outstanding options to purchase shares of our common stock granted under the Eligible Stock Plans that have an exercise price in excess of $4.13 per share and are held by option holders who are eligible employees or directors. Only persons who are our employees or directors continuously from the date of the tender of their option and through the date of the grant of the new options are eligible for the offer. Options that are properly tendered and accepted will be canceled and exchanged for new options under our 1996 Stock Plan, unless they are validly withdrawn in accordance with
Section 4 below.

        If your options are properly tendered and accepted for exchange and not withdrawn, and assuming that you remain our employee or director through the grant date, you will be entitled to receive new options to purchase the number of shares of our common stock that is equal to the number of shares subject to the options that you tendered, subject to adjustments for any stock splits, reverse stock splits, stock dividends and similar events. All new options will be subject to the terms of the 1996 Stock Plan and a new option agreement between us and you, which you will be required to sign as a condition to receiving such new option.

        If for any reason you are not an employee or director of Accrue Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender. This means that if you resign, with or without good reason, or we terminate your employment, with or without cause, or your employment or director relationship with us terminates from death or disability, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we accepted.

        The term "expiration date" means 6:00 p.m., California time, on March 4, 2002, unless and until we, in our discretion, extend the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the offer.

        If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

        - we increase or decrease the amount of consideration offered for the options;

        - we decrease the number of options eligible to be tendered in the offer; or

        - we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

If the offer is scheduled to expire at any time earlier than the tenth business day following the date we publish notice or otherwise inform you in writing of the foregoing actions in accordance with Section 15 below, then we will extend the offer so that the expiration date is no earlier than the tenth business day following the date we so publish notice or otherwise inform you in writing.

        For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, California time.

2. PURPOSE OF THE OFFER.

        We issued the options outstanding under the Eligible Stock Plans to provide our employees and directors with additional incentive to perform at high levels and to continue their employment and service with us. The growth and success of our business is dependent in part upon the retention and motivation of our employees and directors. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees and directors with the benefit of owning options that over time may have a greater potential to increase in value and improve performance incentives, thereby increasing stockholder value.

        Because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options might have a higher exercise price than some or all of the options eligible for exchange. From time to time, we engage in strategic transactions with business partners, customers and other third parties. Some of these transactions could significantly affect the price of our shares, particularly if the transaction involves change in our structure, ownership, organization or composition of our management or board of directors. In addition, market conditions related or unrelated to our business could result in an increase in our share price during the period between cancellation of accepted options and grant of new options. You will be at risk of any increase in our share price for any reason.

        Subject to the foregoing, and except as otherwise disclosed in this offer to exchange, our public announcements or our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

        - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

        - any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

        - any material change in our present dividend rate or policy, or our indebtedness or capitalization;

        - any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

        - any other material change in our corporate structure or business;

        - our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

        - our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

        -       the suspension of our obligation to file reports pursuant to
                Section 15(d) of the Securities Exchange Act;

        - the acquisition or disposition by any person of a material proportion of any of our securities; or

        - any material change in our certificate of incorporation or bylaws, or any actions that may materially impede the acquisition of control of us by any person.

         Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision on whether to tender your options for exchange.

3. PROCEDURES FOR TENDERING OPTIONS.

Proper Tender of Options.

        To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, deliver by mail, fax or hand delivery, a properly completed and duly executed letter of transmittal and all other documents required by the letter of transmittal to Accrue Software, Inc., 48634 Milmont Drive, Fremont, CA 94538, Attn: Ann Allison-Marsh (fax:
510-580-4504). Ann Allison-Marsh or a substitute designated by us in writing must receive all of the required documents before the expiration date. Unless extended by us, the expiration date is 6:00 p.m., California time, on March 4, 2002.

        Delivery is not timely completed if the required documents are not RECEIVED by us prior to the expiration date. The method of delivery of all documents, including letters of transmittal, any other required documents and notices to withdraw tender, is at the election and risk of the tendering option holder. In all cases, you should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

        We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, timeliness (including time of receipt) and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the foregoing, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular option or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

Our Acceptance Constitutes an Agreement.

        Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

        Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4. WITHDRAWAL RIGHTS.

        You may withdraw your tendered options only in accordance with the provisions of this Section 4.

        You may withdraw your tendered options at any time before 6:00 p.m., California time, on March 4, 2002. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, if we have not accepted your tendered options for exchange before 6:00 p.m., California time, on March 28, 2002, you may withdraw your tendered options at any time after that date and time.

        To validly withdraw tendered options, an option holder must deliver a properly completed and duly executed notice to withdraw tender and all other documents required by the notice to withdraw tender to Accrue Software, Inc., 48634 Milmont Drive, Fremont, CA 94538, Attn: Ann Allison-Marsh. Except as described in the following sentence, the notice to withdraw tender must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice to withdraw tender.

        Any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options by submitting a new letter of transmittal, prior to the expiration date and in accordance with the delivery procedures set forth in Section 3 for an initial tender of options, that is clearly dated after the related notice to withdraw tender.

        We will determine, in our discretion, all questions as to form of documents and the validity, form and timeliness (including time of receipt) of any notice to withdraw tender. Our determination of these matters will be final and binding on all parties. Subject to the foregoing, we will accept properly and timely delivered notices to withdraw tender. No tender of options will be deemed to have been properly withdrawn until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in withdrawals of tender, nor will anyone incur any liability for failure to give any such notice.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

        Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. You will no longer have any rights with respect to any canceled option. If your options are properly tendered and accepted for exchange, they will be canceled as of the date of our acceptance, which we anticipate to be the day after the scheduled expiration date of the offer. As the offer is scheduled to expire on March 4, 2002, we expect to cancel properly tendered and accepted options on March 5, 2002. Subject to the terms and conditions of this offer, you will be granted new options on or about the first business day that is six months and one day following the date of cancellation. If we cancel tendered options on March 5, 2002, which is the first business day after the scheduled expiration date of the offer, the grant date of the new options will be on or about September 7, 2002 but no earlier than six months and one day from the actual date of cancellation. If we extend the expiration date of the offer, the acceptance and cancellation date of tendered options and the grant date of new options will be similarly delayed.

        We will not accept partial tenders of an option. Note that each option granted, regardless of the number of shares subject to that option, constitutes a single option. You may have been granted an option on more than one occasion, in which case you would have several option grants, or options. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Therefore, for each option you hold, you may tender the option with respect to all or none of the shares subject to that option, but not for a portion of those shares. Options that are tendered that have been partially exercised will be accepted only with respect to the remaining outstanding option shares that have not been issued upon the exercise. Options that have been fully exercised are not outstanding and will not be accepted.

        If you have more than one option grant and you choose to tender any options you hold that are eligible for cancellation under this offer, you must tender all eligible options that you hold. For example, if you have three options which were granted on different days, (September 26, 2000 with an exercise price of $13.00, October 16, 2000 with a exercise price of $6.50 and November 20, 2000 with an exercise price of $3.00, respectively), and you accept the offer, you must exchange all of the options granted on September 26, 2000 and October 16, 2000. You will not be able or required to exchange the option granted on November 20, 2000 because it is not eligible for the offer

        If we accept options you tender in the offer, you may not receive any other option grants before you receive your new options. We may defer, until the grant date for your new options, the grant of other options to you, such as annual, bonus or promotional options, for which you would otherwise be eligible before the new option grant date. The reason we would defer the grant to you of these other options is that we could incur compensation expense against our earnings because of accounting rules that would apply to the interim option grants. If we determine that we would incur this compensation charge as a result of interim option grants, we will defer the interim option grants.

        Your new options will entitle you to purchase a number of shares of our common stock that is equal to the number of shares subject to the options you tender, subject to adjustments for any stock splits, reverse stock splits, stock dividends and similar events. IF FOR ANY REASON YOU ARE NOT AN EMPLOYEE OR DIRECTOR OF ACCRUE SOFTWARE OR ONE OF OUR SUBSIDIARIES CONTINUOUSLY FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN

ACCEPTED FOR EXCHANGE, AND THE TENDERED OPTIONS WILL BE CANCELED WHETHER OR NOT VESTED PRIOR TO THE TENDER. This means that if you resign, with or without good reason, or we terminate your employment, with or without cause, or your employment or director relationship terminates from death or disability, prior to the date we grant the new options, the options that you tendered and we accepted will be canceled and you will not receive anything in return.

        Although we may orally or in writing confirm receipt of the letter of transmittal through which you tender your options, for purposes of the offer, we will not be deemed to have accepted for exchange any options until we provide oral or written notice of our acceptance. For purposes of the offer, we will be deemed to have accepted options for exchange that are properly tendered and not validly withdrawn as of the time we give oral or written notice to the option holders of our acceptance, which notice may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept, on the day after the expiration date of the offer, all properly tendered options that are not validly withdrawn. Upon acceptance of tendered options for exchange, we will cancel the tendered options and promptly send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6. CONDITIONS OF THE OFFER.

        Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act), if, at any time on or after January 31, 2002 and prior to the expiration date, any of the following events has occurred or has been determined by us to have occurred, and the occurrence of such event or events makes it inadvisable, in our reasonable judgment and regardless of the circumstances giving rise to the event (including any action or omission to act by us), for us to proceed with the offer or with the acceptance and cancellation of options tendered for exchange:

        (a) there shall have been threatened or instituted or be pending any action or proceeding by or before any government or governmental, regulatory or administrative agency, authority or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially affect the business, condition, income, operations, plans or prospects of Accrue Software or our subsidiaries in any way that could materially impair the contemplated benefits of the offer to us;

        (b) there shall have been any action threatened, taken or pending, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by or before any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly:

        (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

        (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

        (3)     materially impair the contemplated benefits of the offer to us;
                or

        (4) materially and adversely affect the business, condition, income, operations, plans or prospects of Accrue Software or our subsidiaries;

        (c) there shall have occurred:

        (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

        (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

        (3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

        (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

        (5) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material effect on the business, condition, operations or prospects of Accrue Software or our subsidiaries that, in our reasonable judgment, makes it inadvisable to proceed with the offer; or

        (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

        (d) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

        (e) a tender or exchange offer with respect to some or all of our capital stock, or a merger or acquisition proposal for our company, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed;

        (f) any change or changes shall have occurred in the business, condition, assets, income, operations, plans or prospects or stock ownership of Accrue Software or our subsidiaries that, in our reasonable judgment, makes it inadvisable to proceed with the offer.

        The conditions to the offer are for our benefit. We may assert them prior to the expiration date in our discretion regardless of the circumstances giving rise to them. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ACRU." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq National Market, as adjusted for any stock dividends or stock splits.

                                                   HIGH            LOW
                                                 ---------      ---------
January 1, 2002 through January 30, 2002         $    0.95      $    0.60
Quarter ended December 31, 2001                       0.72           0.18
Quarter ended September 30, 2001                      0.60           0.13
Quarter ended June 30, 2001                           1.74           0.13
Quarter ended March 31, 2001                          3.00           0.19

Quarter ended December 31, 2000                      12.63           0.97
Quarter ended September 30, 2000                     36.25          11.00
Quarter ended June 30, 2000                          45.50          18.75
Quarter ended March 31, 2000                         68.00          36.38

        As of January 30, 2002, the last reported sale price of our common stock was $0.61 per share, as reported by the Nasdaq National Market.

        We recommend that you evaluate current market quotations for our common stock, among other factors, before deciding whether to tender your options.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

Consideration.

        Subject to the terms of the offer, we will issue new options to purchase common stock under the 1996 Stock Plan in exchange for the outstanding eligible options properly tendered and accepted for exchange by us. The tendered options will be canceled upon acceptance. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by the option holder and accepted for exchange and canceled by us, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding eligible options, then subject to the terms of the offer we would grant new options to purchase a total of 1,681,923 shares of our common stock. The common stock issuable upon exercise of these new options would equal approximately 5.57% of the total shares of our common stock outstanding as of December 31, 2001.

Terms of New Options.

        The new options will be issued under the 1996 Stock Plan, and we will enter into a new option agreement with each eligible option holder for each tendered option that we have accepted which option agreement you will be required to sign and return to us. The terms and conditions of a new option may vary from the terms and conditions of the related tendered option, including with respect to the exercise price, vesting commencement date and vesting schedule.

        The following description summarizes the material terms of the 1996 Stock Plan and the options granted under the plan.

        General.

        Our 1996 Stock Plan was adopted by our board of directors in April 1996 and approved by our stockholders in November 1996. The plan was amended at various times after November 1996 to increase the number of shares reserved for issuance thereunder. These amendments were approved by our stockholders. A total of 12,167,670 shares of common stock has been reserved for issuance the 1996 Stock Plan. As of December 31, 2001, options to purchase a total of 6,483,547 shares were outstanding and 5,684,123 shares remained available for future grants under the plan.

        The 1996 Stock Plan provides for, among other things, an automatic annual increase in the number of shares of common stock reserved for issuance effective on the first day of each of our fiscal years beginning in 2001 and ending in 2006 equal to the lesser of:

        - 4,000,000 shares;

        - 6% of the shares outstanding on the last day of the immediately preceding fiscal year; or

        - a lesser number of shares as determined by our board of directors.

The purposes of our stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. Our stock plan provides for the granting to employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code) and for the granting to employees and consultants including directors of nonstatutory stock options, stock purchase rights and stock bonuses. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of Accrue and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. If not terminated earlier, our stock plan will terminate in April 2006.

        Administration.

        Our stock plan may be administered by the board of directors or a committee of the board. Our stock plan is currently administered by the board, except that the grant of options to new employees is administered by the compensation committee of the board. The administrator determines the terms of options granted under our stock plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an individual employee receive option grants for more than 2,000,000 shares under the stock plan in any fiscal year. The exercise price of all incentive stock options granted under our stock plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options and stock purchase rights shall be the price determined by the administrator, provided, however, that the exercise price of any nonstatutory stock option or stock purchase right granted to a named officer will generally equal at least 100% of the fair market value of the common stock on the date of grant. Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

        The administrator determines the term of options, which may not exceed 10 years (5 years in the case of an incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock). Options and stock purchase rights are generally nontransferable. The administrator may grant nonstatutory stock option and stock purchase rights with limited transferability rights in circumstances specified in the stock plan. Each option and stock purchase right may be exercised during the lifetime of the optionee only by the optionee or a permitted transferee. The administrator determines the vesting terms of options and stock issued pursuant to stock purchase rights and stock bonuses.

        In the event of a change of control due to the sale of all or substantially all of our assets or our merger with another corporation, then each option may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not agree to an assumption or substitution, each outstanding stock option will terminate on the effective date of the transaction. Certain option agreements issued by the administrator provide for limited acceleration of vesting in certain circumstances following a change of control transaction.

        The administrator has the authority to amend or terminate our stock plan as long as such action does not adversely affect any outstanding option, stock purchase right or stock bonus and provided that stockholder approval shall be required to the extent required by applicable law.

        Term.

        Stock options granted under the 1996 Stock Plan expire ten years from the date of grant unless a shorter period is provided in the option agreement. Incentive stock options granted to an employee who, at the time of the grant, owns stock representing more than 10% of the voting rights of all classes of our stock may not have a term of more than five years.

        Termination.

        In the event of the termination of your employment relationship with us, your options will terminate, generally after a period of time following the termination of employment. If your employment is terminated for any reason other than death or disability, your options under the 1996 Stock Plan generally may be exercised, to the extent the option was exercisable on the date of termination, for 90 days following the date of termination, or such other period of time as is set forth in your stock option agreement or as determined by the administrator. If your employment is terminated as a result of your death or disability, your options under the 1996 Stock Plan generally may be exercised (in the case of death, by your estate or other lawful successor to your rights under the option), to the extent the option was exercisable on the date of termination, within six months following the date of termination, or such other period of time as is set forth in your stock option agreement or as determined by the administrator. Notwithstanding any of the foregoing, in no event may an option be exercised after the expiration of its term.

        The termination of your option under the circumstances specified in this section will result in the termination of your interests in the 1996 Stock Plan with respect to that option. In addition, in the event of the proposed dissolution or liquidation of Accrue Software, each option under the 1996 Stock Plan will terminate unless otherwise provided by the administrator. If we sell all or substantially all of our assets or if we are acquired by another entity, the acquiror may assume or substitute the outstanding options under the 1996 Stock Plan, or the acquiror may refuse any such assumption or substitution, in which case the outstanding options will terminate.

        Exercise Price.

        Generally, the exercise price of options granted under the 1996 Stock Plan is determined by the administrator. In the case of incentive stock options, the exercise price per share must be at least equal to the fair market value on the date of grant, which is generally the closing sales price per share on the Nasdaq National Market on the date of grant (or, in the event that the grant date is not a trading date, on the immediately preceding trading date). The exercise price per share of incentive stock options granted to stockholders owning more than 10% of the total combined voting power of all classes of our stock must be at least 110% of the fair market value on the date of the grant. Nonstatutory stock options may have any exercise price determined by the administrator, however, a nonstatutory stock option granted to a "covered employee" under Section 162(m) of the Internal Revenue Code will generally have an exercise price per share equal to at least 100% of the fair market value on the date of grant, if the option is intended to qualify as performance-based compensation under that code section.

        The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As provided in the 1996 Stock Plan, if our common stock is not quoted on the Nasdaq National Market, or if it is regularly quoted without selling prices by a recognized securities dealer, the fair market value of the common stock on the date of grant will be the mean between the high bid and low asked prices on that date (or if no bids occurred on the date of grant, on the last trading day prior to the date of grant). In the absence of an established market for our common stock, the board of directors will determine the fair market value of the common stock in good faith.

        Your outstanding options under an Eligible Stock Plan are exercisable for shares of our common stock, which currently is traded on the Nasdaq National Market. Companies listed on the Nasdaq National Market are required to maintain a number of eligibility requirements, including the requirement that a company's stock maintain a minimum bid price of at least $1.00 per share and that the market value of the company's public float (the outstanding shares not held by the company's insiders) be at least $5 million. If a company's stock trades for 30 consecutive business days below the minimum bid price or minimum market value of public float, the Nasdaq Stock Market will send a deficiency notice informing the company that it has 90 calendar days to regain compliance, and if compliance is not regained then a process will begin that could result in delisting from the Nasdaq National Market.

        Since March 6, 2001, our common stock has failed to maintain a minimum bid price of $1.00 per share for at least 10 consecutive days, which has caused our stock price to fail to meet one of the minimum standards required by Nasdaq for continued listing as a Nasdaq National Market security. On July 19, 2001, we received a letter from Nasdaq stating that because of this failure to comply with the $1.00 minimum bid price requirement, our common stock was subject to delisting. We appealed that determination and following a hearing on August 31, 2001, a Nasdaq Listing Qualifications Panel granted our request to stay delisting so that we could, subject to stockholder approval, effect one or more reverse stock splits to seek to maintain the listing of the Company's Common Stock on the Nasdaq National Market. Our stockholders subsequently approved the reverse stock split proposals at our annual meeting held on September 21, 2001. Effecting a reverse stock split has not been necessary, however. On September 27, 2001, the Nasdaq Stock Market, Inc. announced that it was implementing an across-the-board moratorium on the minimum bid requirements for continued listing on Nasdaq until January 2, 2002. The moratorium also removed from the delisting process companies such as Accrue Software that were already in the hearings process. As a result of the Nasdaq action on September 27, 2001, it has not been necessary to effect one or more reverse stock splits to attempt to increase the minimum bid price of our common stock.

        However, on January 2, 2002, the Nasdaq discontinued the moratorium on the minimum bid price requirements for continued listing. If our common stock continues to trade at prices below $1.00 per share for 30 consecutive business days after January 2, 2002, we may again become subject to the delisting process. It is possible, therefore, that we could be delisted from the Nasdaq National Market before the grant date of the new options. However, if we were to receive a deficiency notice from the Nasdaq Stock Market as a result of our extended failure to meet the minimum bid price requirement for listing on the Nasdaq National Market, we would take all reasonable measures to regain compliance possibly including effecting one of more of the stockholder approved reverse stock split proposals. Our listing on the Nasdaq National Market is highly important to us.

        Note that delisting alone would not prevent the grant of new options in exchange for tendered options that have been accepted and canceled; however, the new options would not be exercisable into securities that are traded on the Nasdaq National Market on the date of grant. Any market on which our common stock would then be traded would likely be a less liquid market than the Nasdaq National Market, meaning that there would be fewer buyers and sellers, which could adversely affect your ability to sell shares of our common stock. (Section
8)

        Vesting and Exercise.

        The terms of vesting are determined by the administrator. In general, options granted under the 1996 Stock Plan vest at the rate of 1/3rd of the total shares underlying the options on the one-year anniversary of the vesting commencement date and 1/36th of the total shares on each monthly anniversary of the vesting commencement date thereafter. Vesting is contingent upon the option holder maintaining a continuous employment or director relationship with us.

        Each new option will have a vesting commencement date of September 30, 2001 and vesting schedule of 1/3rd of the total shares underlying the options on the one-year anniversary of the vesting commencement date and 1/36th of the total shares at the end of each succeeding month thereafter. Each new option will also provide for the vesting of an additional 25% of the shares subject to the new option in the event the optionholder's employment or director relationship with the Company is terminated without cause in connection with or within three months following the sale or merger of the Company.

        By way of illustration, assume that an employee tenders an option to purchase 3,600 shares that vests 100 shares per month over 36 months, of which exactly 18 months are vested at the time of cancellation. Assuming a grant date of six months and one day after cancellation, the new option will be issued for 3,600 shares and will vest 1/3rd of the total, or 1,200 shares, on September 30, 2002, with the remainder to vest at 100 shares per month thereafter for so long as such person remains an employee of our company. If the tendered option had not been tendered, accepted and canceled, then on that same date, the tendered option would have been outstanding for 3,600 shares and would have been vested with respect to 2,400 shares on September 30, 2002, plus one day towards the next vesting date.

        It is important to note the effect of the period that will be at least six months and one day between cancellation of tendered options and grant of new options. You will not be able to exercise tendered options from the date of cancellation and you will not be able to exercise new options until the later of the date of grant, which will be at least six months and one day after the date of cancellation, or September

30, 2002. This means that the new option may become fully vested at a later date than the tendered option would have become fully vested. Moreover, if the tendered option is already fully vested or has less than six months and one day of vesting remaining on the date of cancellation, then during the period between cancellation and grant of new option, you will not be able to purchase shares that you could have purchased under the terms of the canceled option even though the canceled option would have been fully vested. Further, if for any reason you are not an employee or director of Accrue Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

        Payment of Exercise Price.

        Under the 1996 Stock Plan, an option holder may exercise options by delivering written notice to us specifying the number of full shares of common stock to be purchased, and by tendering payment of the purchase price to us. The method of payment of the exercise price is determined by the administrator, and generally may consist of cash, check, promissory note, cancellation of indebtedness, surrender of other shares of our common stock, a cashless broker's exercise and same-day sale, or any combination of the foregoing.

        Adjustments Upon Certain Corporate Events.

        If there is a change in our capitalization such as a stock split, reverse stock split, stock dividend or other similar event, which results in an increase or decrease in the number of issued and outstanding shares without receipt of consideration by us, an appropriate adjustment will be made to the price of each option and the number of shares subject to each option.

        In the event of the proposed dissolution or liquidation of Accrue Software, each option under the 1996 Stock Plan will terminate unless otherwise provided by the administrator. If we sell all or substantially all of our assets or if we are acquired by another entity, the acquiror may assume or substitute the outstanding options under the 1996 Stock Plan, or the acquiror may refuse any such assumption or substitution, in which case the outstanding options will terminate.

        You should be aware that a proposed or consummated merger, acquisition or similar transaction could have substantial effects on our share price, including potentially substantial appreciation in the price of our shares. Depending on the structure of this type of transaction, tendering option holders might be deprived of any further price appreciation in the shares associated with the new options. For example, if our shares were acquired in a cash merger, the fair market value of our shares, and hence the price at which we grant the new options, could be a price at or near the cash price being paid for the shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. In addition, in the event of an acquisition of our company for stock, tendering option holders might receive options to purchase shares of a different issuer.

        Transferability of Options.

        Incentive stock options are not transferable, other than by will or the laws of descent and distribution, and are exercisable only by the option holder during his or her lifetime or, in the event of death, by a person who acquires the right to exercise the option by bequest or inheritance or by reason of the death of the option holder. In the case of nonstatutory stock options, the administrator may at its discretion in certain circumstances allow the transferability of such options.

        Registration of Option Shares.

        We have registered 12,957,901 shares of our common stock issuable upon exercise of options under the 1996 Stock Plan under the Securities Act on registration statements on Form S-8 filed with the Securities and Exchange Commission on July 30, 1999 and June 29, 2001 This number includes all of the shares of our common stock issuable upon exercise of the new options to be granted under the offer. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

U.S. Federal Income Tax and Other Non-U.S. Tax Information.

        Please refer to Section 13 for a discussion of certain material U.S. federal income tax consequences of grants and exercises under the 1996 Stock Plan and the exchange, and to Section 14 for a summary of certain tax consequences of grants, exercises and the exchange for tax residents in Canada, Germany, France and the United Kingdom.

9. INFORMATION CONCERNING ACCRUE SOFTWARE, INC.

        Our company's name is Accrue Software, Inc., and our state of incorporation is Delaware. The address and telephone number of our principal executive offices are 48634 Milmont Drive, Fremont, California 94538, 510-580-4500. Our common stock is listed on the Nasdaq National Market under the symbol "ACRU".

        Accrue Software is a leading provider of enterprise-level e-business analysis solutions that help companies understand, predict, and respond to online customer behavior. Our products enable business decision makers to address critical marketing and merchandising initiatives concerning the effectiveness of their Web sites. These initiatives encourage visitors to stay longer, buy more, and come back more often. Accrue products collect, process, store, analyze, and report on e-business data at a level of detail and accuracy that we believe distinguishes our solutions from all others. As a result, we believe Accrue solutions are the most scalable ones available, built to handle the ever-expanding amounts of data and the increasingly complex e-business infrastructures of our customers.

        While merchandising managers traditionally have depended on analysis of marketing metrics like campaign effectiveness, shopping patterns, or price elasticity, the quantity of that data has increased dramatically as the information age has extended the number of methods of and reach for marketing communications. Furthermore, conducting traditional marketing analysis has become even more complicated as the growth of the Web, personal digital assistants, and wireless products further compound the complexity of collecting and analyzing valuable merchandising information. As a result, businesses are demanding analysis that provides a measure of return on investment for their e-business initiatives. We believe Accrue is the only company that delivers an integrated solution addressing all of these requirements through our detailed, flexible, robust and easy-to-use approach to e-business analysis.

        Our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2001, filed with the Securities and Exchange Commission on July 6, 2001, is incorporated herein by reference and includes selected financial data on page 25, our discussion and analysis of financial condition and results of operations on pages 25-31, risk factors on pages 12-21 and consolidated financial statements on pages 34 through 53. See Section 17 below for instructions on how you can obtain copies of this and our other reports filed with the Securities and Exchange Commission. The selected historical statement of operations data for the years ended March 31, 2001 and 2000 and the selected historical balance sheet data as of March 31, 2001 and 2000 have been derived from the consolidated audited financial statements included in our annual report on Form 10-K for the year ended March 31, 2001 filed with the Securities Exchange Commission on June 29, 2001 and amended on July 6, 2001, which are hereby incorporated by reference. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share data.


         Consolidated Statements of Operations                Years ended March 31,
         -------------------------------------           -------------------------------
         (In thousands, except per share amounts)           2001                  2000
         -------------------------------------------------------------------------------
         Revenue                                         $  25,634             $  18,864
         Cost of revenue                                     8,914                 2,768
         -------------------------------------------------------------------------------
         Gross profit                                       16,720                16,096
         -------------------------------------------------------------------------------
         Operating expenses:
         Research and development                            9,454                 4,410
         Sales and marketing                                14,193                12,106
         General and administrative                          9,569                 2,437
         Merger related expenses                                --                 3,560
         In-process research and development                 4,503                   650
         Amortization of intangibles                        49,559                10,859
         Goodwill impairment charge                        139,665                    --
         Stock based compensation expense                    2,190                 4,344
                                                         ---------             ---------
         Total operating expenses                          229,133                38,366
         -------------------------------------------------------------------------------
         Loss from operations                             (212,413)             (125,947)
         -------------------------------------------------------------------------------
         Interest income                                     1,350                 1,247
         Interest expense                                     (156)                  (96)
         -------------------------------------------------------------------------------
         Net loss                                        $(211,219)            $ (21,119)
         -------------------------------------------------------------------------------
         Net loss per basic common share                 $   (7.55)            $   (1.33)
         Shares used in per-share calculation               27,958                15,822
         Net loss per diluted common share               $   (0.97)            $   (1.67)
         Shares used in per-share calculation               55,983                56,963

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

        A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of December 31, 2001, our executive officers and non-employee directors as a group (15 persons) beneficially owned options outstanding under our Eligible Stock Plans to purchase a total of 2,891,999 of our shares, which represents approximately 44.81% of the shares subject to all options outstanding under the Eligible Plans as of that date. The offer is open only to option holders who are our employees or directors. Of the options held by our executive officers as of December 30, 2001, 364,690 have an exercise price in excess of $4.13, (held by 3 officers) which represented approximately 5.65% of the shares subject to all options outstanding under the Eligible Plans as of that date. Our eligible executive officers have informed us that they intend to participate in the offer and tender their eligible options for exchange. Of the options held by our non-executive directors as of December 30, 2001, 68,309 have an exercise price in excess of $4.13, (held by 3 directors) which represented approximately 1.06 % of the shares subject to all options outstanding under the Eligible Plans as of that date. Our eligible non-executive directors have informed us that they intend to participate in the offer and tender their eligible options for exchange.

        In the sixty (60) days prior to February 1, 2002 , our executive officers and directors completed the following transactions in our shares:

        - Robert Smelick, Chairman of the Board, purchased shares of our common stock through open market transactions as follows: 10,000 shares at $0.40 per share on November 5, 2001; 10,000 shares at $0.40 per share on November 6, 2001; 20,000 shares at $0.4125 per share on November 7, 2001; 24,200 shares at $0.4217 per share on November 13, 2001; 6,900 shares at $0.4402 per share on November 14, 2001; 10,000 shares at $0.45 per share on November 20, 2001; 35,000 shares at $0.45 per share on November 21, 2001;
                50,000 shares at $0.44 per share on November 26, 2001; and 58,000 shares at $0.44 per share on November 28,2001.

        - David Folkman, Director, purchased shares of our common stock through open market transactions as follows: 5,300 shares at $0.40 per share on November 6, 2001; 200 shares at $0.41 per share on November 6, 2001; 2,900 shares at $0.42 per share on November 6, 2001; and 1,600 shares at $0.43 per share on November 6, 2001.

        - Jeffrey Walker, Director, President and Chief Executive Officer, purchased shares of our common stock through open market transactions as follows: 40,300 shares at $0.458 per share on November 28, 2001; and 14,700 shares at $0.4397 per share on November 29, 2001.

        - Gregory S. Carson, Chief Financial Officer, purchased shares of our common stock through open market transactions as follows:
                10,000 shares at $0.46 per share on November 29, 2001.

        - Richard D'Angelo, Vice President, Sales, purchased shares of our common stock through open market transactions as follows: 600 shares at $0.41 per share on November 30, 2001; 1,000 shares at $0.43 per share on November 30, 2001; and 3,400 shares at $0.44 per share on November 30, 2001.

        Except as otherwise described above, there have been no transactions in our common stock or in options to purchase our common stock that were effected during the 60 days prior to January 31, 2002 by us or, to our knowledge after reasonable inquiry, by any of our executive officers, directors or affiliates.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

        Options we acquire pursuant to the offer will be canceled. The shares of common stock subject to the cancelled options that were issued under the 1996 Stock Plan, the 1999 Directors' Stock Option Plan and the 2000 Non-Executive Stock Option Plan will be returned to the respective pools of shares available for grants of new options, and issuances upon their exercise, under those plans. The shares of common stock subject to the cancelled options that were issued under the Neovista Software, Inc. 1991 Incentive Stock Option Plan and the Neovista Software, Inc. 1991 Non-Qualified Stock Option Plan will not be reissued or added to the respective pools of shares available for grants under those plans. To the extent these shares remain available after reservation for issuance upon exercise of the new options to be granted under the 1996 Stock Plan in connection with the offer, the shares will be available for future awards to employees and other eligible participants under the those plans without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

        We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer provided that: (1) we will not grant any new options until a business day that is at least six months and one day after the date that we cancel options tendered for exchange, and (2) the exercise price of all new options will equal the market value of the common stock on the date we grant the new options.

        If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases and decreases in the price of our common stock as a compensation expense against our earnings for the new options. We would have to continue this variable accounting for the new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. We do not currently expect to grant the new options earlier than such time, however, the board of directors may decide in the future, if necessary to retain the company's employees, to grant some or all of the new options before such date. By deferring the grant of the new options for at least six months and one day, and issuing the new options with an exercise price equal to the market value of the common stock on the date of grant, we believe we will not have to treat the new options as variable awards.

        We would incur compensation expense, however, if we grant any options having an exercise price less than or equal to $4.13 per share to any tendering option holder before the scheduled new option grant date. Our grant of those options to the tendering option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's tendered option shares. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a charge to our earnings over the vesting period of the newly granted options. We would need to adjust this compensation expense periodically during the vesting period based on increases or decreases in the market value of the shares subject to the newly granted options. If we determine that we would incur this compensation charge as a result of option grants to you in the interim period between acceptance of tendered options and grant of new options, we intend to defer the interim option grants subject to a contrary determination by the Board to do so. Therefore, if we accept options you tender in the offer, you may not receive any other option grants before you receive your new options. We may defer, until the grant date for your new options, the grant of other options to you, such as annual, bonus or promotional options, for which you would otherwise be eligible before the new option grant date.

12. LEGAL MATTERS; REGULATORY APPROVALS.

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained without substantial conditions, or obtained at all. The failure to obtain any such approval or other action might result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions of the offer, including the conditions described in Section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF GRANTS AND EXERCISES UNDER THE 1996 STOCK PLAN AND OF THE EXCHANGE

        The following discussion is a general summary of certain U.S. federal income tax consequences of option grants and exercises under the 1996 Stock Plan and the disposition of stock acquired upon such exercises as well as of the exchange of options pursuant to the offer. It is based on federal income tax laws currently in effect, is not intended to be exhaustive and does not address all matters that may be relevant to a particular option holder based on his or her specific circumstances. The summary addresses only current U.S. federal income tax law, which is subject to change (possibly on a retroactive basis), and expressly does not discuss the income tax laws of any state, municipality, non-U.S. taxing jurisdiction or gift, estate or other tax laws other than U.S. federal income tax law. You should refer to Section 14 for a summary of certain tax consequences of the exchange for tax residents in Canada, Germany, France and the United Kingdom. The summary below does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. WE STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR CONCERNING YOUR PARTICULAR CIRCUMSTANCES WITH RESPECT TO THESE MATTERS.

Income Tax Information Regarding Grants and Exercises Under the 1996 Stock Plan.

        Incentive Stock Options and Nonstatutory Stock Options.

        Options granted under the 1996 Stock Plan may be either incentive stock options, which are intended to qualify for the special tax treatment provided by
Section 422 of the Internal Revenue Code, or nonstatutory stock options, which will not so qualify. If an option granted under the 1996 Stock Plan is an incentive stock option, the optionee will recognize no income upon grant of the incentive stock option and will incur no tax liability due to the exercise, except to the extent that such exercise causes the optionee to incur alternative minimum tax, which is discussed below. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercise of the option by the optionee (the "ISO Holding Period"), any gain will be treated as a long-term capital gain. However, if the shares are disposed of prior to the satisfaction of both of these holding periods (a "Disqualifying Disposition"), any gain or loss realized on such sale will be characterized as ordinary income up to the difference between the exercise price and the lower of the fair market value of the common stock on the date of the option exercise or the sale price of the common stock. Any gain or loss recognized on a disposition of the shares prior to completion of both of the above holding periods in excess of the amount treated as ordinary income will be characterized as long-term capital gain if the sale occurs more than one year after exercise of the option or as short-term capital gain if the sale is made earlier. For individual taxpayers, the current maximum U.S. federal income tax rate on long-term capital gains is 20%, while the maximum rate on other income is 38.6%. Capital losses for individual taxpayers are allowed in full against capital gains plus $3,000 of other income.

        All other options that do not qualify as incentive stock options are referred to as nonstatutory stock options. An optionee will not recognize any taxable income at the time he or she is granted a nonstatutory stock option. However, upon its exercise, the optionee will recognize ordinary income for tax purposes measured by the excess of the fair market value of the shares on the date of exercise over the option exercise price. The income recognized by an optionee who is also our employee will be subject to income and employment tax withholding by us, by payment in cash by the optionee or out of the optionee's current earnings. Upon the sale of such shares by the optionee, any difference between the sale price and the fair market value of the shares as of the date of exercise of the option will be treated as capital gain or loss, and will qualify for long-term capital gain or loss treatment if such sale occurs more than one year after the date of exercise.

        Alternative Minimum Tax.

        The exercise of an incentive stock option may subject the optionee to the alternative minimum tax under Section 55 of the Internal Revenue Code. Under current law, the alternative minimum tax is calculated by applying a tax rate of 26% to alternative minimum taxable income of filers up to $175,000 ($87,500 for married taxpayers filing separately) and 28% to alternative minimum taxable income above that amount. Alternative minimum taxable income is equal to taxable income adjusted for certain items (such as items of tax preference), less an exemption amount which is currently $49,000 for joint returns, $35,750 for unmarried individual returns and $24,500 in the case of married taxpayers filing separately. These exemption amounts are phased out for upper income taxpayers. Alternative minimum tax will be due if the tax determined under the foregoing formula exceeds the regular tax of the taxpayer for the year.

        In computing alternative minimum taxable income, shares purchased upon exercise of an incentive stock option are treated as if they had been acquired by the optionee pursuant to exercise of a nonstatutory stock option. As a result, the optionee recognizes alternative minimum taxable income equal to the excess of the fair market value of the common stock on the date of exercise over the option exercise price. If an optionee pays alternative minimum tax, the amount of such tax may be carried forward as a credit against the amount of any subsequent year's regular tax that is in excess of the alternative minimum tax for such year. Because the alternative minimum tax calculation may be complex, optionees should consult their own tax advisors prior to exercising incentive stock options.

Material Income Tax Consequences of the Exchange.

        Option holders who exchange outstanding options for new options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable transaction.

        If your current options are incentive stock options, your new options will be granted as incentive stock options to the extent that they qualify as incentive stock options under the tax laws in effect on the date of grant. For options to qualify as incentive stock options under current law, the fair market value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000. Shares having a value in excess of that dollar limitation are treated as subject to a nonstatutory stock option. Whether your new options qualify as incentive stock options depends, among other things, on the fair market value (which generally will equal the exercise price) of the shares subject to the new options on the date of grant and the exercise prices of any incentive stock options you hold and do not tender that first become exercisable during the calendar year of the grant date of the new options. In addition, your ISO Holding Period will commence with the date of the grant of the new options, rather than from the date of your original grant.

        Options that you choose not to tender for exchange or that we do not accept for exchange will remain outstanding in accordance with their terms. However, there is some risk that the qualification as incentive stock options of any incentive stock options you have may be affected even if you decline to participate in the exchange. The Internal Revenue Service has indicated in private letter rulings that it may characterize an option exchange program as a "modification" of the incentive stock options that could be exchanged (whether or not actually exchanged). If the Internal Revenue Service maintained such a position with respect to the exchange, the optionee could have certain potentially adverse tax consequences, including causing the ISO Holding Period to start from the date of such modification and to require the "modified" options to be reevaluated under the $100,000 test outlined above, with the result that some incentive stock options could be recharacterized as nonstatutory options. Private letter rulings, however, represent only the opinion of the Internal Revenue Service on specific facts, and can only be relied upon by the recipient of the letter. Nevertheless, even if you choose not to exchange your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences of the disposition of shares received on exercise of your options.

14. MATERIAL TAX CONSEQUENCES FOR EMPLOYEES WHO ARE TAX RESIDENTS IN THE UNITED KINGDOM, GERMANY, FRANCE AND CANADA.

         The discussion in this Section 14 is a general summary of material tax consequences of the exchange of options pursuant to the offer in certain foreign jurisdictions where our employees are tax residents. You should refer to Section 13 for a summary addressing general U.S. federal income tax implications of option grants and exercises under the 1996 Stock Plan and the disposition of stock acquired upon such exercises as well as a summary of the material U.S. federal income tax consequences of the exchange. This Section 14 addresses only certain basic tax laws in the United Kingdom, Germany, France and Canada, all of which are subject to change (possibly on a retroactive basis). This discussion expressly does not discuss the tax laws of any state or locality other than at the national level, nor any gift, estate or any other tax laws other than national tax laws that apply with respect to matters that would generally be subject to U.S. federal income tax laws if they were applicable to U.S. tax residents. The summaries below do not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. WE STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR CONCERNING YOUR PARTICULAR CIRCUMSTANCES WITH RESPECT TO THESE MATTERS.

Material Tax Consequences for Employees Who Are Tax Residents in the United Kingdom.

        The following is a general summary of the tax consequences under United Kingdom law of option grants and exercises under the 1996 Stock Plan and the disposition of stock acquired upon such exercises as well as of the exchange of options pursuant to the offer for United Kingdom tax residents. This discussion is based on United Kingdom tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of options holders.

        Information Regarding Grants And Exercises Under The 1996 Stock Plan.

        The original options granted to you by Accrue Software, Inc. were granted under a non-approved stock option plan. With a non-approved stock option, income tax liability arises on the exercise of the option based on the difference between the market value of the shares on the date of exercise and the exercise price (plus the consideration, if any, for the grant of the option). In addition, a liability to pay the employee's National Insurance Charge ("NIC") arises on the gain realized at exercise, calculated effectively in the same manner as for income tax, with a maximum total weekly earning limit of (pound sterling) 575, for the tax year April 2001 to April 2002. When you sell your shares, you may be subject to capital gains tax on the excess of the sales price over the market value on the date of acquisition.

        We intend to apply for approval from Inland Revenue of the option plan so that the new option may be granted partially under an Inland Revenue approved share scheme and partially under an unapproved share scheme but with a joint election in respect of the secondary NIC requirement described below. The tax implication for the new option will be significantly different from the original option.

        Inland Revenue Approved Share Scheme.

        Subject to obtaining Inland Revenue approval, a portion of the new option will be made under an Inland Revenue Approved Share Scheme, which provides for an option grant of shares with a market value of up to (pound sterling) 30,000 (converted from U.S. dollars to Sterling on the date of grant). Taxes typically due on the approved options at the time of exercise (i.e., the difference between the fair market value of the shares on the date of exercise and the exercise price) may be deferred until the time of sale (when capital gains treatment may apply.) To qualify for tax relief at the time of exercise, you must not exercise the option within three years of the grant date or within three years of the exercise of an option that benefited from preferred tax treatment. The exercise of the approved option must be made in accordance with the rules of the stock option plan and while the stock option plan retains formal Inland Revenue approval. If you choose to exercise the approved option within three years of the grant date, you will be subject to U.K. income tax on the difference between the fair market value of the shares at exercise and the exercise price. There will be no NICs arising on the exercise of an approved option even if the exercise does not take place under qualifying circumstances: unless the stock option plan loses Inland Revenue approval.

        If you dispose of the shares, you may be subject to capital gains tax on the gain (i.e., the difference between the sale price and the acquisition price). Capital gains may be subject to tapering relief (10% tax rate) (the taper period will run from the time the shares are acquired). There is an annual exemption from capital gains tax of (pound sterling)7,500 (for the year April 2001 to April 2002).

        Unapproved Share Scheme and Joint Election NIC Passthrough.

        Even if your new options are granted under an Inland Revenue approved share scheme, the portion of your option in excess of (pound sterling) 30,000, if any, (or all your new options if Inland Revenue approval is not obtained) will be granted through an unapproved share scheme. The grant of the new unapproved option will be subject to the execution of a joint election between you and Accrue Software, Inc. or any subsidiary of Accrue Software, Inc. (the "Election") to provide for the transfer of Secondary Class 1 NIC liability in connection with the exercise, assignment, release or cancellation of the option to you. By accepting the new option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that arises with respect to Secondary Class 1 NIC payments in connection with the exercise, assignment, release or cancellation of the option. In addition, if you accept the new option, you will be authorizing Accrue Software, Inc. or the subsidiary to withhold any such Secondary Class 1 NIC from the payroll at any time or to withhold a sufficient number of Shares upon exercise, assignment, release or cancellation of the option to cover that liability. In the alternative, you agree to make payment on demand for such contributions by cash or with other cleared funds to Accrue Software, Inc. or any subsidiary that will remit such contributions to the Inland Revenue. If additional consents and/or any elections are required to accomplish the foregoing, you agree to provide them promptly upon request. IF YOU DO NOT ENTER AN ELECTION AT THE SAME TIME THAT YOU ACCEPT THE NEW OPTION, THE NEW OPTION SHALL BECOME NULL AND VOID WITHOUT ANY LIABILITY TO ACCRUE SOFTWARE, INC. AND/OR ANY SUBSIDIARY AND MAY NOT BE EXERCISED.

        You will not be subject to tax when the new unapproved option is granted. You will be subject to income tax when you exercise the unapproved option on the difference between the fair market value of the shares on the date of exercise and the exercise price. You will also be liable to pay the employee's NICs on the proceeds at exercise if your earnings do not already exceed the maximum limit for NIC purposes. AS NOTED ABOVE, YOU WILL ALSO BE RESPONSIBLE FOR PAYING THE EMPLOYER'S PORTION OF THE NICS ON THAT DIFFERENCE AT EXERCISE -- CURRENTLY AT THE RATE OF 11.9%.

        When you sell your shares, you may be subject to capital gains tax. The tax is due on any increase in the value of the stock between the date on which you exercised your options and the sale proceeds realized when you sell the shares. Any capital gains tax liability is subject to an annual personal exemption (currently (pound sterling) 7,500 for the U.K. tax year April 2001 to April 2002) and may be subject to taper relief calculated by reference to the period of ownership.

        Material Income Tax Consequences of the Exchange.

        United Kingdom tax residents who exchange outstanding options for new options should not be required to recognize income for United Kingdom income tax purposes at the time of the exchange.

        You should note, however, that you do not have to pay any employee's NIC on any options that you currently hold that were granted before April 6, 1999 or after that date if your total earnings are above the upper NIC threshold at the time of exercise (currently (pound sterling) 29,9000 for the 2001/2002 tax year).

All New Options will be subject to both employee's NIC (if earnings are below the upper NIC threshold at the time of exercise) and employer's NIC. As a result, you may have to pay a greater amount of tax upon exercise of New Options than you would have had to pay upon exercise of the options that you currently hold.

Material Tax Consequences for Employees Who Are Tax Residents in Germany.

        The following is a general summary of the tax consequences under German law of option grants and exercises under the 1996 Stock Plan and the disposition of stock acquired upon such exercises as well as of the exchange of options pursuant to the offer for German tax residents. This discussion is based on German tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

        Information Regarding Grants and Exercises Under the 1996 Stock Plan.

        You will not be subject to tax when the new option is granted. When you exercise the option, you will be subject to income tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. The income recognized would be compensation to you.

        When you sell the shares, you will not be subject to tax on any additional gain provided that: (i) you have held the stock for more than 12 months; (ii) you have not, during the last five years, held 1% or more of the stated capital of Accrue Software, Inc.; and (iii) the stock is not held as a business asset. Consequently, you normally will not be subject to tax at the time of sale on the additional gains if you hold the shares for more than 12 months.

        Material Income Tax Consequences of the Exchange.

        German tax residents who exchange outstanding options for new options should not be required to recognize income for German income tax purposes at the time of the exchange.

Material Tax Consequences for Employees Who Are Tax Residents in France.

        The following is a general summary of the tax consequences under French law of option grants and exercises under the 1996 Stock Plan and the disposition of stock acquired upon such exercises as well as of the exchange of options pursuant to the offer for French tax residents. This discussion is based on French tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

        Information Regarding Grants and Exercises Under the 1996 Stock Plan.

        Because of adverse income tax and social tax treatment to both you and your employer of option grants that do not meet the requirements under French law for qualified options, to the extent that you choose to surrender your existing options in exchange for new options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled and/or accept an additional option grant, all new and additional options granted will be qualified options under French law. The primary difference between such new and additional options and any existing options is that your ability to exercise your new and additional options will be restricted until the fourth year after grant. You may wish to take this into consideration when deciding whether to tender existing options.

        Material Income Tax Consequences of the Exchange.

        French tax residents who exchange outstanding options for new options should not be required to recognize income for French income tax purposes at the time of the exchange.

Material Tax Consequences for Employees Who Are Tax Residents in Canada.

        The following is a general summary of the tax consequences under Canadian law of option grants and exercises under the 1996 Stock Plan and the disposition of stock acquired upon such exercises as well as of the exchange of options pursuant to the offer for Canadian tax residents. It is based on Canadian tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

Income Tax Information Regarding Grants and Exercises Under the 1996 Stock Plan.

        You will not be taxed when the new option is granted. Subject to the deferral provisions discussed below, you will recognize taxable income upon exercise of the option based on the difference between the fair market value of the shares on the date of exercise and the exercise price. You may defer taxation on the income from the option until the earlier of the time that you sell the shares purchased on exercise, die or become a non-resident of Canada. To be eligible for the deferral, you must file an election with your employer by January 15th of the year following the year in which shares are acquired under the Plan. You can only defer taxation on the taxable income up to the first C$100,000 worth of options that vest in any one year. For the purpose of calculating this limit, the value of an option equals the fair market value of the shares subject to the option at the time the option was granted, and using the exchange rate in effect on that date.

        When you sell the shares, assuming you have deferred taxation, you will be taxed at your marginal rate on one-half of the income from the exercise of the option. You also will be subject to capital gains tax in an amount equal to one-half of the difference between the sale price and the fair market value on the date of exercise (less any brokerage fees).

        Material Income Tax Consequences Of The Exchange.

        Canadian tax residents who exchange outstanding options for new options should not be required to recognize income for Canadian income tax purposes at the time of the exchange

15. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

        We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options (which would also delay the cancellation of options and the grant of new options) by giving oral or written notice of such extension to the option holders by making a public announcement thereof.

        We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions listed in Section 6, by giving oral or written notice of such termination or postponement to the option holders by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

        Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 6:00 a.m., California time, on the next business day following the previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

        If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

        - we increase or decrease the amount of consideration offered for the options;

        - we decrease the number of options eligible to be tendered in the offer; or

        - we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

If the offer is scheduled to expire at any time earlier than the tenth business day following the date we publish notice or otherwise inform you in writing of the foregoing actions, then we will extend the offer so that the expiration date is no earlier than the tenth business day following the date we so publish notice or otherwise inform you in writing.

16. FEES AND EXPENSES.

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

17. ADDITIONAL INFORMATION.

        This offer to exchange is part of a Tender Offer Statement on Schedule TO with respect to the offer, which we have filed with the Securities and Exchange Commission. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials, which we have filed with the Securities and Exchange Commission, before making a decision on whether to tender your options:

        1. our annual report on Form 10-K/A for our fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on July 6, 2001, including the information incorporated by reference in the Form 10-K/A from our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the Securities and Exchange Commission on August 1, 2001;

        2. our Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on October 24, 2001, and our Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2001, filed with the Securities and Exchange Commission on November 13, 2001, and our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2002; and

        3. the description of our common stock included in our registration statement on Form 8-A, which was filed with the Securities and Exchange Commission on June 18, 1999, including any amendments or reports we file for the purpose of updating that description.

        The SEC File Number for these filings is 000-26437. These filings, our other annual, quarterly and current reports, our proxy statements and our other Securities and Exchange Commission filings may be examined, and copies may be obtained, at the following Securities and Exchange Commission public reference rooms:

        450 Fifth Street, N.W.                  500 West Madison Street
               Room 1024                              Suite 1400
        Washington, D.C. 20549                  Chicago, Illinois 60661

        You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330.

        Our Securities and Exchange Commission filings are also available to the public on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ACRU," and our Securities and Exchange Commission filings can also be read at the following Nasdaq address:

                            Nasdaq Operations 1735 K
                                  Street, N.W.
                             Washington, D.C. 20006

        We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                              Accrue Software, Inc.
                             Attn: Ann Allison-Marsh
                               48634 Milmont Drive
                            Fremont, California 94538

or by telephoning us at (510) 580-4500 between the hours of 9:00 a.m. and 4:00 p.m., California time.

        As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

        The information contained in this offer to exchange about Accrue Software should be read together with the information contained in the documents to which we have referred you.

18. MISCELLANEOUS.

        This offer to exchange and our Securities and Exchange Commission reports referred to above include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Except for the historical information contained herein, the matters discussed in this offer to exchange are forward-looking statements involving risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The documents filed by Accrue Software with the Securities and Exchange Commission, including our annual report on Form 10-K/A filed on July 6, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include but are not limited to our limited operating history, history of losses, fluctuations in operating results, ability to cut expenses, ability to achieve revenue increases, competition in the e-business analysis market, reliance on sales from a limited number of products for its revenue, customer adoption of new products (particularly the company's new Accrue G2 second-generation platform), reliance on expanding sales operations and distribution channels and potential difficulties associated with the integration of the personnel, operations and products of Marketwave and Pilot with Accrue's personnel, operations and products. Furthermore, the Company will not be able to achieve profitability and will not have sufficient cash to do so if the Company is unable to achieve planned increases in revenue and decreases in expenses over the ensuing fiscal quarters absent additional measures to increase the Company's cash balances. Please note that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with this offer.

        We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL OR THE RELATED NOTICE TO WITHDRAW TENDER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US. YOU SHOULD CONSULT WITH YOUR OWN TAX, LEGAL AND FINANCIAL ADVISORS REGARDING THE CONSEQUENCES OF YOUR DECISION ON WHETHER OR NOT TO PARTICIPATE IN THE OFFER AS WELL AS ANY DECISION TO EXERCISE YOUR OPTIONS OR TO DISPOSE OF THE SHARES ACQUIRED THROUGH SUCH EXERCISE.


Accrue Software, Inc.                                           January 31, 2002

                                   SCHEDULE A


           INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                            OF ACCRUE SOFTWARE, INC.


        The directors and executive officers of Accrue Software, Inc. and their positions and offices as of January 31, 2002, are set forth in the following table:


        Executive Officers:
        -------------------
            Jeffrey S. Walker                    Chief Executive Officer
            Jonathan Becher                      Senior Vice President of Corporate Development and Strategy
            Gregory S. Carson                    Chief Financial Officer
            John D'Albis                         Chief Technical Officer
            Richard D'Angelo                     Vice President, Sales
            Prashant Karnik                      Vice President, Worldwide Client Services
            Thomas Lefort                        Vice President, Development
            Denise Senter Loyola                 Vice President, Marketing


        Directors:
        ---------
            Robert Smelick                       Chairman of the Board
            Yorgen Edholm                        Director
            David Folkman                        Director
            Max. D. Hopper                       Director
            Zev Laderman                         Director
            Jonathan Nelson                      Director
            Jeffrey S. Walker                    Director

The address of each director and executive officer is: c/o Accrue Software, Inc., 48634 Milmont Drive, Fremont, California 94538.

================================================================================

                                OFFER TO EXCHANGE

                             ALL OUTSTANDING OPTIONS

              UNDER THE ACCRUE SOFTWARE, INC. ELIGIBLE STOCK PLANS

                            TO PURCHASE COMMON STOCK

              HAVING AN EXERCISE PRICE IN EXCESS OF $4.13 PER SHARE

              HELD BY CERTAIN EMPLOYEE AND DIRECTOR OPTION HOLDERS

                              --------------------

Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to Accrue Software, Inc., 48634 Milmont Drive, Fremont, California 94538, Attn: Ann Allison-Marsh (phone:
510-580-4500, fax: 510-580-4504).

                              --------------------

                                January 31, 2002

================================================================================